                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
      (Name, Address and telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 6, 1997
                  (Date of event which requires filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

CUSIP No. 12686C-10-9                 13D

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-          Charles F. Dolan
         tion Nos. of Above Persons          SS: ###-##-####
----------------------------------------------------------------------
(2)      Check the Appropriate Box           (a)
         if a Member of a Group              (b)
----------------------------------------------------------------------
(3)      SEC Use Only
----------------------------------------------------------------------
(4)      Source of Funds                     00
----------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
----------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                        U.S.A.
----------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power            4,938,424
Beneficially Owned  --------------------------------------------------
by Each Reporting      (8) Shared Voting Power          1,478,975
Person With         --------------------------------------------------
                       (9) Sole Dispositive Power       4,938,424
                    --------------------------------------------------
                       (10) Shared Dispositive Power    1,478,975
----------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                 6,417,399
----------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
----------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                            32.3%
----------------------------------------------------------------------
(14)     Type of Reporting Person                       IN


                               Page 2 of 4 Pages

CUSIP No. 12686C-10-9                 13D

                      CONTINUATION PAGES OF AMENDMENT NO. 8
                            TO SCHEDULE 13D FILED BY
                                CHARLES F. DOLAN

          This Amendment No. 8 to the Schedule 13D, dated May 23, 1988, as amended by Amendment No. 1 thereto, dated May 7, 1990, Amendment No. 2 thereto, dated August 24, 1991, Amendment No. 3 thereto, dated January 6, 1995, Amendment No. 4 thereto, dated November 20, 1995, Amendment No. 5 thereto, dated March 22, 1996, Amendment No. 6 thereto, dated February 14, 1997, and Amendment No. 7 thereto, dated May 12, 1997 (as so amended, the "Schedule 13D"), previously filed by Charles F. Dolan ("Mr. Dolan"), relates to Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation ("CSC").

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended by adding at the beginning of the third sentence, "Except as set forth in Attachment 1," and by adding at the end of Item 4 "See Attachment 1."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby supplemented by adding the following information after the last paragraph thereof:

          As of June 11, 1997, Mr. Dolan may be deemed to beneficially own an aggregate of 6,417,399 shares of Class A Common Stock as a result of his beneficial ownership of (i) 250,280 shares of Class A Common Stock, (ii) 6,099,281 shares of Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock"), and (iii) 183,000 Depositary Shares (convertible into 67,838 shares of Class A Common Stock). The Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock of the Company. Each Depositary Share represents a one-tenth interest in a share of the 8 1/2% Series I Cumulative Convertible Exchangeable Preferred Stock of the Company and is convertible at the option of the holder into .3707 shares of Class A Common Stock (the "Depositary Shares"). In addition, on or after 1/1/98, at the option of the Company, the Depositary Shares are exchangeable for the Company's 8 1/2% Convertible Subordinated Debentures due 2007 at the rate of $25.00 principal amount per Depositary Share. This aggregate amount represents approximately 32.3% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and the Depositary Shares).

         Mr. Dolan may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,305 shares of Class A Common Stock, 4,859,281 shares of Class B Common Stock and 183,000 Depositary Shares (convertible into 67,838 shares of Class A Common Stock), and
(ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 238,975 shares of Class A Common Stock through the Dolan Family Foundation, (b) 5,000 shares of Class A Common Stock his spouse Helen A. Dolan and (c) 1,240,000 shares of Class B Common Stock through the 1997 Grantor Retained Annuity Trust because of his right to reacquire these shares within 60 days.

          On May 30, 1997, Mr. Dolan gifted 135,000 shares of Class A Common Stock to the Dolan Children's Foundation, a New York not-for-profit corporation.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF
          THE ISSUER.

          Item 6 is hereby supplemented by adding "See Attachment 1" after the last paragraph thereof.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A -         Voting Agreement


                               Page 3 of 4 Pages

CUSIP No. 12686C-10-9                 13D


SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 23, 1997


                           Signature:   /s/ Charles F. Dolan
                                        By William A. Frewin, Jr.
                                        --------------------------
                           Name/Title:  Charles F. Dolan
                                        By William A. Frewin, Jr., as
                                        attorney-in-fact


                               Page 4 of 4 Pages

CUSIP No. 12686C-10-9

                                      13D

                                  ATTACHMENT 1

          Cablevision Systems Corporation, a Delaware corporation ("CSC"), has entered into a Contribution and Merger Agreement, dated as of June 6, 1997 (the "Contribution and Merger Agreement"), with TCI Communications, Inc., a Delaware corporation and the principal cable television subsidiary of Tele-Communications, Inc., ("TCI Communications"), CSC Parent Corporation, a Delaware corporation wholly-owned by CSC ("Parent"), and CSC Merger Corporation, a Delaware corporation wholly-owned by Parent ("Merger Sub"). The Contribution and Merger Agreement provides for the merger of Merger Sub with and into CSC, with CSC as the surviving corporation, and the conversion in the merger of outstanding shares of CSC common stock into like shares of common stock of Parent and for the contribution by or on behalf of TCI Communications of corporations (the "Contributed Entities") owning specified cable television systems in exchange for shares of Class A Common Stock of Parent. CSC's Series I Preferred Shares will become convertible into Series A Common Stock of Parent. Following the closing (the "Closing") of the transactions contemplated by the Contribution and Merger Agreement, Parent will be renamed Cablevision Systems Corporation. As a result of the transactions contemplated by the Contribution and Merger Agreement, existing CSC shareholders will become shareholders of Parent, which will be a new publicly traded company that will own CSC and, separately, the Contributed Entities.

          CSC shareholders having a majority of CSC's voting power have agreed with TCI Communications in a voting agreement (the "Voting Agreement") that they will vote to approve the adoption of the Contribution and Merger Agreement and the issuance of Parent shares to TCI Communications and against any matter that would compete with or interfere with such adoption and issuance. The parties to the Voting Agreement are: Parent, Tele-Communications, Inc., CSC, Charles F. Dolan, Charles F. Dolan 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.

          The Contribution and Merger Agreement provides that at the Closing, Parent, Tele-Communications, Inc., a Delaware corporation and owner of TCI Communications ("TCI"), and certain holders of Parent's Class B Common Stock (the "Class B Stockholders") will enter into a Stockholders Agreement (the "Stockholders Agreement") providing, among other things for: (i) limitations on TCI's ability to purchase and sell Class A Common Stock, (ii) consultation rights between Parent, TCI and the Class B Stockholders regarding sales of Parent or significant Parent assets, sales of Class A Common Stock owned by TCI and sales of Class B Common Stock owned by the Class B Stockholders,

(iii) TCI's right to designate two Class B directors, (iv) the right of TCI director designees to membership on a Parent Board committee to approve certain transactions with Class B Stockholders and their family members that will give such designees a veto over such transactions, and (v) TCI's agreement to vote in proportion with the public Parent Class A stockholders for the election of the 25% of Parent directors which the Parent Class A Common Stock is entitled to elect. The Class B Stockholders are: Charles F. Dolan, CFD 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.


                                       2